Exhibit 2.2

December 15, 2003

Mr. Richard C. Pfenniger, Jr.
President
Sunset Harbor Home Health, Inc.
80 S.W. 8th Street, Suite 2350
Miami, Florida 33130

     Re: Sunset Harbor Home Health, Inc., a Florida corporation (“Sunset Harbor”)

Dear Mr. Pfenniger:

     This Letter Agreement is entered into as of the 15th day of December, 2003, by and between Sunset Harbor and TLC Medicare Services of Dade, Inc. d/b/a Tender Loving Care (“Tender Loving Care”).

     Sunset Harbor owns and operates a Medicare certified home health agency in Miami-Dade County, Florida (the “Business”). Upon a future date, which is to be determined, Sunset Harbor intends to transfer its Medicare fee-for-service component of its Business. As consideration for the transfer of the Medicare fee-for-service component of the Business, Tender Loving Care, subject to the terms and conditions of this Letter Agreement, will hire certain employees of Sunset Harbor thereby eliminating Sunset Harbor’s cost and liability associated with payroll, benefits and severance of those certain employees. Tender Loving Care will not acquire any of the assets or liabilities of the Business, other than those specifically detailed in this Letter Agreement.

     Upon transfer of its Medicare fee-for-service business, Sunset Harbor desires to ensure that its patients who are receiving home health services upon the date of transfer continue to be able receive quality services. Tender Loving Care has agreed to accept any and all Sunset Harbor patients who desire to continue to receive home health services on a Medicare fee-for-service basis. In order to ensure that such patients will receive the same level of care and quality as has been provided by Sunset Harbor, Tender Loving Care also agrees, subject to the terms and conditions of this Letter Agreement, to engage certain Sunset Harbor employees who will be terminated by Sunset Harbor following the transfer of the Medicare fee-for-service component of its Business. In consideration of Tender Loving Care’s agreement to accept the affected patients and to provide quality services through the engagement of the former Sunset Harbor employees, Sunset Harbor will make its patients aware that Tender Loving Care is available to continue their services and will help to facilitate any transition of patients by providing medical records and other documentation necessary.

     Tender Loving Care will not acquire any of the assets or liabilities of Sunset Harbor or the Business, and expressly disclaims any such acquisitions. Other than the mutual agreements and promises made herein, no remuneration or other compensation shall be transferred between Sunset Harbor and Tender Loving Care.

     Therefore, in consideration of the mutual agreements contained in this Letter Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereto, agree as follows:

     1.     Transition of Patients.

A. Attached to this Letter Agreement as Exhibit A is a list of identifier numbers of Medicare fee-for-service patients presently being cared for by Sunset Harbor which will be discharged by Sunset Harbor (the “Transition Patients”) during the thirty (30) calendar day period immediately following the Transition Date, as defined herein, (the “Transition Period”). Tender Loving Care hereby agrees to accept the Transition Patients as new patients, with the consent and agreement of such Transition Patients, and immediately initiate a Plan of Care (“POC”) as indicated by each Transition Patient’s referring physician. If any of the Transition Patients agreeing to become new patients of Tender Loving Care require re-certification, Tender Loving Care shall conduct the necessary assessments to timely complete the re-certification. Provided that a Transition Patient consents to the continuation of care by Tender Loving Care, Tender Loving Care shall take reasonable action to avoid any and all disruption to the Transition Patients’ continuity of care pursuant to the appropriate POC.

B. Sunset Harbor represents and warrants that it shall not to disclose to Tender Loving Care any protected health information as defined in the Health Insurance Portability and Accountability Act (“HIPAA”), (as codified at 45 C.F.R. § 164.501) other than as permitted by the HIPAA privacy regulations (45 C.F.R. Parts 160 and 164), and that it shall take, and has taken, all reasonable steps to ensure that any information set forth on Exhibit A is being provided in accordance with such provisions.

     2.     Transition of Employees.

A. Attached to this Letter Agreement as Exhibit B is a partial list of Sunset Harbor’s employees, their positions and salaries, as of the Transition Date (the “Immediate Employees”). Sunset Harbor shall terminate the Immediate Employees on the Transition Date. Tender Loving Care hereby agrees to hire the Immediate Employees as of the Transition Date, and further agrees either to promptly reimburse the Immediate Employees for COBRA payments related to the continuation of health insurance benefits until such time as the Immediate Employees are eligible to participate in Tender Loving Care’s group health insurance plan or to offer comparable health insurance benefits beginning on the Transition Date. Sunset Harbor represents and warrants that there are not EEOC liabilities and/or any outstanding Worker’s Compensation liabilities. In addition, Tender Loving Care hereby agrees to retain the Immediate Employees for a period of not less than sixty (60) calendar days following the Transition Date. Notwithstanding the foregoing, the hiring of each of the Immediate Employees shall be subject to the satisfaction of any and all background checks and policies currently in effect by Tender Loving Care, and any continued employment shall be subject to each such employee’s compliance with all policies and procedures currently in effect or which may be instituted in the future.

B. Attached to this Letter Agreement as Exhibit C is a partial list of Sunset Harbor’s employees, their positions and salaries, as of the Transition Date (the “Transition Employees”). During the Transition Period, as the Transition Patients are discharged by Sunset Harbor, Sunset Harbor shall terminate the Transition Employees effective as of each Transition Employee’s termination date (the “Transition Employee Termination Date”). Tender Loving Care

hereby agrees to hire the Transition Employees as of each Transition Employee Termination Date, and further agrees either to promptly reimburse each Transition Employee for COBRA payments related to the continuation of health insurance benefits until such time as each Transition Employee is eligible to participate in Tender Loving Care’s group health insurance plan or to offer comparable health insurance benefits beginning on the Transition Employee’s Termination Date. In addition, Tender Loving Care hereby agrees to retain each Transition Employee for a period of not less than sixty (60) calendar days following each Transition Employee Termination Date. Notwithstanding the foregoing, the hiring of each of the Immediate Employees shall be subject to the satisfaction of any and all background checks and policies currently in effect by Tender Loving Care, and any continued employment shall be subject to each such employee’s compliance with all policies and procedures currently in effect or which may be instituted in the future.

C. Attached to this Letter Agreement as Exhibit D is a partial list of Sunset Harbor’s employees, their positions and salaries, as of the Transition Date (the “Retained Employees”). The Retained Employees shall continue their employment with Sunset Harbor and provide such services as necessary to conclude Sunset Harbor’s business. At such time as Sunset Harbor concludes the discharge of all its patients and transfers its business, Sunset Harbor shall terminate the Retained Employees and their eligibility to participate in Sunset Harbor’s employee benefit plans will terminate. Tender Loving Care shall use its best efforts to hire the Retained Employees upon the termination of their employment with Sunset Harbor, but Tender Loving Care will be under no obligation to do so.. Notwithstanding the foregoing, the hiring of each of the Immediate Employees shall be subject to the satisfaction of any and all background checks and policies currently in effect by Tender Loving Care, and any continued employment shall be subject to each such employee’s compliance with all policies and procedures currently in effect or which may be instituted in the future.

D. Tender Loving Care’ agreements under this Section 2 shall be contingent upon the representations and warranties of Sunset Harbor set forth in Section 4 below being true and correct.

     3.     Transition Date. For purposes of this Agreement, the Transition Date shall be December 18, 2003.

     4.     Authority. Tender Loving Care hereby represents and warrants to Sunset Harbor that it has the requisite regulatory authority, licenses, certification and personnel necessary to assume the care and treatment of the Initial Patients and the Transition Patients and to perform its obligations pursuant to this Letter Agreement. Sunset Harbor represents and warrants to Tender Loving Care that all of the Initial Patients and the Transition Patients have been duly and properly admitted to receive medically necessary home health services from Sunset Harbor under a valid POC prior to the Transition Date. Sunset Harbor further represents and warrants that all of the Immediate Employees and all of the Transition Employees are duly licensed and certified to provide Medicare-covered home health services as of the Transition Date, and that no Immediate Employee or Transition Employee has been sanctioned, debarred or excluded from participation in any federal or state health care program.

     5.     Cooperation. Sunset Harbor and Tender Loving Care shall take such reasonably actions as shall be reasonably requested by Sunset Harbor or Tender Loving Care to carry out the transition of patients and the hiring of employees as contemplated by this Letter Agreement.

     6.     Transfer of Patient Records. Effective as of the Transition Date, Sunset Harbor shall make available to Tender Loving Care copies of medical records for each Transition Patient who agrees to receive continuing services from Tender Loving Care. Tender Loving Care agrees and acknowledges that it shall comply with all applicable state and federal laws and regulations pertaining to patient records, including, but not limited to, patient confidentiality, and patient right of access, including, but not limited to, the provisions of the Health Insurance Portability and Accountability Act of 1996, and those of §400.491, Florida Statute which require that home health records be maintained by the home health agency for five (5) years following termination of services.

     7.     Publicity.

A. In order to facilitate the transition of patients pursuant to the terms of this Letter Agreement, Sunset Harbor shall communicate orally and in writing to all of the Immediate Patients and all of the Transition Patients (or their legal guardian or caretaker, as may be applicable) notice of Sunset Harbor’s transfer of its Medicare fee-for-service business and the agreement of Tender Loving Care to provide continuing services. Such communication shall be made at the sole expense of Sunset Harbor, and the content of such communications shall be subject to the approval of Tender Loving Care, which consent shall not be unreasonably withheld or delayed.

B. Subject to applicable law, all press releases and other publicity released by Tender Loving Care, except as required by applicable law, concerning the transition of patients contemplated by this Letter Agreement will be subject to the review and approval of Sunset Harbor, which consent shall not be unreasonably withheld or delayed.

     8.     Costs and Expenses. Unless otherwise provided herein, each of the parties hereto shall bear such party’s own expenses in connection with this Letter Agreement and the transition of patients contemplated hereby.

     9.     Governing Law. The provisions of this Letter Agreement shall be governed by and construed in accordance with the laws of the State of Florida (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction). Each party hereto irrevocably submits to the jurisdiction of the Circuit Court of the State of Florida, Miami-Dade County, in any action or proceeding arising out of or relating to this Letter Agreement, and each party hereby irrevocably agrees that all claims in respect of any such action or proceeding must be brought and/or defended in such court; provided, however, that matters which are under the exclusive jurisdiction of the Federal courts shall be brought in the Federal District Court for the Southern District of Florida. Each party hereto consents to service of process by any means authorized by the applicable law of the forum in any action brought under or arising out of this Letter Agreement, and each party irrevocably waives, to the fullest extent each may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

     10.     Entire Agreement, Amendments and Waivers. This Letter Agreement, together with all exhibits hereto, constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Letter Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Letter Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

     11.     Binding Effect and Assignment. This Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Letter Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other party. Nothing in this Letter Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

     12.     Multiple Counterparts. This Letter Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Sincerely,

TLC Medicare Services of Dade, Inc. d/b/a Tender Loving Care

By: /s/ James K. Happ

James K. Happ, Chairman and CEO

Agreed to and accepted by:

Sunset Harbor Home Health, Inc., a Florida corporation

By: /s/ Richard C. Pfenniger, Jr.

Richard C. Pfenniger, Jr., President

5